SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 10, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated April 10, 2006 “Ericsson’s Annual General Meeting 2006.”

Press Release April 10, 2006

Ericsson’s Annual General Meeting 2006

At the Annual General Meeting of Shareholders (AGM) of Telefonaktiebolaget LM Ericsson (Ericsson) (NASDAQ:ERICY), the AGM resolved to approve the proposals by the Nomination Committee and the Board of Directors.

In accordance with the proposal by the Nomination Committee Michael Treshow was re-elected Chairman of the Board and Marcus Wallenberg Deputy Chairman, Sverker Martin-Löf was elected Deputy Chairman and Sir Peter L. Bonfield, Ulf J. Johansson, Nancy McKinstry and Carl-Henric Svanberg were re-elected and Börje Ekholm, Katherine Hudson and Anders Nyrén were elected new members of the Board of Directors.

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet, the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group.

The members of the Board of Directors and the President were discharged of liability for the fiscal year 2005.

In accordance with the Board of Directors’ proposals, the AGM resolved that a dividend of SEK 0.45 per share shall be paid for the year 2005 and that Thursday April 13, 2006 shall be the record day for dividend.

In accordance with the proposals of the Nomination Committee, the AGM resolved that the number of Board members shall be 10 with no deputies;

the Board of Directors’ fees shall be as follows:

the Chairman SEK 3,750,000; and

the other non-employed Board members SEK 750,000 each;

in addition, the fees to the non-employed Committee members of the Board of Directors remain unchanged, that is:

•	the Chairman of the Audit Committee SEK 350,000, and the other two members of the Audit Committee SEK 250,000 each;

•	the Chairman and other members of the Finance- and Remuneration Committee, respectively, SEK 125,000 each.

Further, the AGM resolved to approve the Nomination Committee’s proposals for the procedure for appointing the members of the Nomination Committee and the assignment of the Nomination Committee. The AGM also resolved that no fees be paid to the members of the Nomination Committee and that the fees to the Auditors be paid on approved account.

In accordance with the Board of Directors’ proposals, the AGM resolved to approve the amendments of the Articles of Association;

the principles on remuneration and other employment terms for the top executives; and

the implementation of a Long Term Incentive Plan for 2006 and transfer of own shares as a consequence of the Long Term Incentive Plan 2006 and further, transfer of own shares as a consequence of the resolutions by the AGM on the Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, the Long Term Incentive Plan 2004, and the Long Term Incentive Plan 2005.

For further information regarding the resolutions above on the Long Term Incentive Plan 2006 and transfer of own stock, see separate press releases.

The proposals by the Nomination Committee and the Board of Directors are posted on the Company’s web sites and the Minutes kept at the AGM will be posted on the Company’s web sites within short.

A summary of Carl-Henric Svanberg’s speech at the AGM can be found at http://www.ericsson.com/press

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

Investors

Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 10, 2006